Taxus Pharmaceuticals Holdings, Inc.

245-16 Horace Harding Expressway

Little Neck, NY 11362

Phone: (718) 631-1522

February 20, 2015

United Statements Securities and Exchange Commission

Attn: Jeffrey Riedler

Assistant Director

Re:

Comment Letter Dated February 11, 2015 regarding Taxus Pharmaceuticals Holdings, Inc.

Amendment No.2 to the Registration Statement on Form S-1 Filed January 30, 2015

File No. 333-200602

Dear Sir or Madam,

As the Chief Executive Officer of Taxus Pharmaceuticals Holdings, Inc, I am writing to respond to your comment letter dated February 11, 2015 regarding our Amendment No.2 to the Form S-1 Registration Statement filed on January 30, 2015.

We have filed an Amendment No.3 to the Form S-1 Registration Statement and in the said Amendment No.3 to the Form S-1 Registration Statement, we have updated the financial statements to include the financial statements for the three and six months ended December 31, 2014 and December 31, 2013.

Set forth are our responses to each of your comments:

Liquidity and Capital Resources, page 35

1.

We note your response to prior comment 23 that you intend to delete the disclosure stating that you plan to cooperate with various individuals and institutions to acquire the financing required to produce and distribute your products and anticipate this will continue until you accrue sufficient capital reserves to finance all of your productions independently. Please delete this disclosure if you do not have plans to produce your own products.

Response:

Per your comment, we have deleted such disclosure in the Amendment No.3 to the Form S-1 Registration Statement.

Certain Relationships and Related Transactions, page 41

2.

We note your response to prior comment 27.  Please disclose the dollar amount of the funds that Mr. Zhang has provided to you under this agreement.

Response:

Per your comment, we have disclosed in the Amendment No.3 to the Form S-1 Registration Statement that from September 1, 2014 to February 20, 2015, under the agreement, Mr. Zhang has provided $75,000 to us.

If you have any question or comment, please feel free to contact our US legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq, 140-75 Ash Avenue, Suite 2D, Flushing, NY 1355, Phone: 212-219-7783, Fax: 212-219-3604, Email: man.yam@bernardyam.com.

We greatly appreciate your assistance.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Taxus Pharmaceuticals Holdings, Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Truly yours

/s/Jiayue Zhang

Chief Executive Officer

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